Contact

www.linkedin.com/in/
alexandergutierrez (LinkedIn)
www.redteamracing.org (Other)
www.astrobotictechnology.com
(Other)

Top Skills

Program Management
Change Management
Information Architecture

Certifications

Stanford Latino Entrepreneurship
Initiative-Education-Ed15

Alexander Gutierrez

Founder and CEO
La Canada Flintridge, California, United States

Summary

Building a company to solve hard problems here on earth, with the goal to reach to the stars. Starting with bringing the next generation of automation first with strawberry harvesting.

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Experience

L5 Automation Inc
Founder and CEO
April 2020 - Present (5 years 1 month)
Los Angeles Metropolitan Area

Creating Software to enable the next generation of automation with current off the shelf commercially available components, starting with strawberry harvesting.

Lockheed Martin
9 years

Research Engineer, Senior Staff
June 2018 - March 2020 (1 year 10 months)
Virtual

Oversaw Corporate-wide research efforts to bring technologies from Proof of Concept to Operational Use. Specifically around Robotics, Augmented Technology, and Process Automation.

Software Engineer
April 2011 - June 2018 (7 years 3 months)

Developed Software for Satellite Systems, specifically enabled testing and verification of complex systems

Astrobotic Technology, Inc
Co-Founder and Business Operations, Advisor
March 2008 - July 2011 (3 years 5 months)

Co-Founded and helped to make Astrobotic cash flow positive. Along the way, explored alternative revenue streams ranging from human cremains to space to mineral rights on the moon. Learned to raise capital, and what is needed to scratch build a successful business.

CSIRO
Visiting Scientist/Commercialisation Project Officer
February 2006 - September 2006 (8 months)

Carnegie Mellon Red Team
Founding Member and Deputy Team Leader
June 2003 - December 2005 (2 years 7 months)

Helped lead and manage Carnegie Mellon's Red Team, which placed 2nd and 3rd in DARPA's Grand Challenge for Autonomous Vehicles, a race for unmanned vehicles to travel from Barstow, CA to Primm, NV in 2005.

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Education

Carnegie Mellon University
Masters of Science, Robotics · (2003 - 2005)

Carnegie Mellon University
Bachelors of Science, Electrical and Computer Engineering, Minors: Computer Science, Robotics · (1999 - 2003)

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